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                           March 16, 2023

       Yishai Cohen
       Chief Executive Officer
       Landa Financing LLC
       6 W. 18th Street, 12th Floor
       New York, NY 10011

                                                        Re: Landa Financing LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted February
17, 2023
                                                            CIK No. 0001965132

       Dear Yishai Cohen :

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A

       Cover Page

   1.                                                   Your disclosure states
that the per share purchase price will be $10 for    approximately
                                                        one year    and then
your price will be determined on or "about the first day of each month (or such other
period as determined by our Manager in its sole discretion, but no less frequently than
annually) and will equal the Company   s net asset value (   NAV   ),
                                                        divided by the number
of Shares outstanding as of the end of the immediately preceding month (such amount, the
   NAV Per Share   )." However, at the market offerings are not
                                                        permitted under
Regulation A. See Rule 251(d)(3)(ii) of Regulation A. Therefore, please clarify when you expect
to calculate NAV Per Share.
 Yishai Cohen
Landa Financing LLC
March 16, 2023
Page 2
Signatures, page 107

2. Please add the signatures for the persons in the capacities of the company's principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of its board of directors. See instructions to signatures in Form 1-A.
      Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-
3713 with any other questions.



                                                             Sincerely,
FirstName LastNameYishai Cohen
                                                             Division of
Corporation Finance
Comapany NameLanda Financing LLC
                                                             Office of Real
Estate & Construction
March 16, 2023 Page 2
cc:       Mark Schonberger, Esq.
FirstName LastName